UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04006156

January 14, 2004

Mr. William J. O'Shaughnessy, Jr.
Executive Director
Morgan Stanley
1221 Avenue of the Americas
New York, NY 10020

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-14-2004

Re: Morgan Stanley
Incoming letter dated December 4, 2003

Dear Mr. O'Shaughnessy, Jr.:

This is in response to your letter dated December 5, 2003 concerning the shareholder proposal submitted to Morgan Stanley by the Gordon P. Knuth. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Gordon P. Knuth
1475 Cedarton Parkway
Grafton, WI 53024

751478

1221 Avenue of the Americas
New York, NY 10020

Morgan Stanley

December 4, 2003

By Hand

Office of Chief Counsel
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2003 DEC -4 PM 3:
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: Morgan Stanley Stockholder Proposal—Gordon P. Knuth

Dear Ladies and Gentlemen:

Morgan Stanley (the "Company") received a letter dated October 15, 2003 from Mr. Gordon P. Knuth ("Mr. Knuth" or the "Proponent") transmitting a stockholder Proposal (the "Proposal") and supporting statement for inclusion in the Company's proxy materials for its 2004 annual stockholders meeting (the "2004 Annual Meeting"). See Exhibit A. The Company intends to omit the Proposal and supporting statement from its proxy materials based on Rules 14a-8(i)(3) and 14a-8(i)(4) promulgated under the Securities Exchange Act of 1934, as amended. We request confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from its proxy materials.

In accordance with Rule 14a-8(j), we enclose for filing with the Commission six copies of this letter. The Company is concurrently transmitting a copy of this letter to Mr. Knuth to notify him of the Company's intent to omit the Proposal from its proxy materials.

Background

Mr. Knuth is a former employee of Morgan Stanley DW Inc. (then known as Dean Witter Reynolds Inc.) ("Morgan Stanley DW"), a wholly-owned subsidiary of the Company. Mr. Knuth was terminated in 1991 for various violations of company policy. Since his termination, Mr. Knuth has engaged in a retaliatory course of conduct in which he has persisted for more than a decade. Initially, Mr. Knuth brought frivolous litigation in Wisconsin state court and before an NASD arbitration panel charging Morgan Stanley DW with various breaches of contract and other employment-related claims. In 1995, the arbitration panel vindicated Morgan Stanley DW by denying all of Mr. Knuth's claims and finding him liable for $40,000 on a counterclaim asserted by the Company arising from his outside insurance activities and $10,000 in attorneys fees. Mr. Knuth did not appeal the award. Instead, Mr.

Knuth entered into a settlement agreement with Morgan Stanley DW under which he agreed to pay Morgan Stanley DW the full amount of the award.

Three years later, after the Company instituted NASD proceedings because Mr. Knuth failed to pay the amounts still owed under the award and settlement agreement, Mr. Knuth finally completed his payments. However, even before he paid the total amount due, Mr. Knuth extended his campaign against the Company. He wrote a letter to his U.S. Representative, F. James Sensenbrenner, complaining of his alleged unjust treatment by Morgan Stanley DW and the unfairness of the arbitration. Congressman Sensenbrenner's staff forwarded the letter to the Commission. The Company expended significant time, and incurred significant costs, demonstrating to the Commission the frivolous nature of Mr. Knuth's claims. After reviewing the Company's submission, the Commission took no action on behalf of Mr. Knuth.

Mr. Knuth has continued his campaign against the Company over the last several years. He appeared at the Company's annual shareholders meetings in 2000 and addressed the meeting regarding his claims against the Company. Mr. Knuth has written letters to officers and directors of the Company asserting variations of his claims and calling on the Company to return its "ill-gotten gains." See, e.g., Exhibit B. In December 2001, he expressed his intent to introduce a proposal, again stemming from his claims against the Company, at the Company's 2002 annual shareholders meeting. See Exhibit C. The Company advised Mr. Knuth that his proposal, which was not submitted for inclusion in the Company's proxy statement, would be ruled out of order if he attempted to introduce the proposal at the meeting. See Exhibit D. Mr. Knuth did not attend the Company's 2002 annual shareholders meeting.

In October 2002, Mr. Knuth submitted a proposal substantially identical to the one he has submitted this year for inclusion in the Company's proxy materials for its 2003 annual stockholders meeting (the "2003 Annual Meeting"). The Company objected to its inclusion pursuant to Rule 14a-8 on both procedural and substantive grounds. The Staff of the Commission, by a no-action letter dated December 24, 2002, stated that it would not object to the omission of the proposal based on the Company's procedural arguments. See Exhibit E. The Staff did not address the merits of the Company's substantive arguments. Mr. Knuth nevertheless continued his campaign against the Company and, by letter dated November 21, 2002, advised the Company of his intent to introduce the proposal at the 2003 Annual Meeting. See Exhibit F. Mr. Knuth appeared at the 2003 Annual Meeting and introduced his proposal, where it was overwhelmingly defeated (with only 50 shares voting in favor of the proposal). At the 2003 Annual Meeting, Mr. Knuth stated, "[T]hey won on a non-compete clause and I had to ultimately return funds that they were not entitled to."

MorganStanley

By letter dated October 15, 2003, Mr. Knuth announced that he wishes to present a proposal substantially identical to the one properly excluded from the Company's proxy statement last year in the Company's proxy statement for the 2004 Annual Meeting. The Proposal echoes the same meritless themes that Mr. Knuth has sounded for a decade and is the latest in his campaign against the Company.

The Proposal

The Proposal reads:

Proposal

"Be it resolved: That the stockholders of Morgan Stanley request that the Board of Directors adopt a written policy statement with a commitment to undue [sic] financial injustice(s) to any client(s), employees (current or former), and investors, which can be demonstrated to have occurred as a result of illegal, unethical, or immoral actions or inaction's [sic], on the part of any employees (past or present) of the firm, including actions resulting from dishonesty, untruthfulness, and perjury. The policy is to clearly include the voluntarily [sic] setting aside and returning of those financial awards, even if awarded via court or arbitration rulings."

Reason

Being in an industry which is dependent on honesty and integrity, firms in the financial services business need to gain even further confidence with the public and further demonstrate a zero tolerance toward unethical, immoral, and illegal behavior. All too often legal teams working for their companies, [sic] are more concerned with simply *"winning the legal battle"*, especially if it involves a financial award, versus taking the morally correct approach and acknowledgement [sic] that an injustice may have occurred. I would like to believe that stockholders and the Board of Directors at Morgan Stanley would take a leadership role and set an example that it will take the morally correct resolve [sic], despite "winning" a legal decision, to NOT hide behind the shield of a legal victory, but rather require the firm to return such financially "ill-gotten gains". This would include returning those awards gained during legal proceedings and arbitrations.

Material Interest

As a current common stockholder and former employee, I had been involved in an arbitration versus Morgan Stanley. I experienced first hand results of untruthfulness on the part of current and former employees of Morgan Stanley, while under oath, during an arbitration that I lost. While I was an employee, I witnessed first hand several examples of immoral activity in and about the offices, including exotic strippers entertaining the employees. I also have evidence of untruthfulness by employees of the firm.

The Company believes it can omit the Proposal submitted by Mr. Knuth from its proxy materials because the Proposal (i) relates to the redress of personal claim or grievance (Rule 14a-8(i)(4)) and (ii) is vague and misleading (Rule 14a-8(i)(3)).

I. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(4) Because the Proposal Is Related to Mr. Knuth's Personal Grievance Against the Company and Is Designed to Further a Personal Interest of the Proponent Which is Not Shared by Stockholders at Large.

The Company may omit the proposal because it is motivated by, and primarily relates to, Mr. Knuth's long-term personal grievance with the Company arising from his termination from employment in 1991, loss in arbitration and the damages award against him. Rule 14a-8(i)(4) permits the exclusion of a proposal that relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other stockholders at large. The Commission has stated that the intention of the Rule is to prevent abuse of the Rule 14a-8 stockholder proposal process to achieve personal ends that are not necessarily in the common interest of the other stockholders. See SEC Release No. 34-20091 (August 16, 1983). The Commission has noted that the costs and time associated with dealing with such proposals do a disservice to the interests of stockholders as a whole. See SEC Release No. 34-19135 (October 14, 1982). A proposal may be excluded, despite being drafted in such a way that it might relate to matters which may be of general interest to all security holders, if it is clear from the facts that the proponent is using the proposal as a tactic to further a personal interest. Id.

The Proposal is the latest in a series of actions taken by Mr. Knuth in an effort to receive compensation for alleged damages suffered by Mr. Knuth as a result of his termination of employment by the Company and to recover back from the Company the amount he was required to pay pursuant to the arbitration which he himself instituted.

Mr. Knuth was an employee of Morgan Stanley DW from 1984 until 1991, when his employment was terminated for various violations of company policy. In September 1993, Mr. Knuth instituted both a state court action (later voluntarily dismissed) and an arbitration action before the NASD, alleging, among other things, breaches of his employment contract and other employment-related claims. In addition to answering Mr. Knuth's claims, Morgan Stanley DW pursued a counterclaim against Mr. Knuth for wrongful solicitation of its customers in violation of his employment agreement and for engaging in an unauthorized insurance business on behalf of another company.

On September 21, 1995, after a full hearing, the NASD arbitration panel rejected all of Mr. Knuth's claims. Instead, the arbitrators awarded Morgan Stanley DW $40,000 on its counterclaim relating to Mr. Knuth's outside insurance activities and $10,000 in attorneys' fees. Mr. Knuth did not appeal the arbitrators' award, reached under the SEC-sanctioned NASD arbitration process. Instead, Mr. Knuth entered into a settlement agreement with Morgan Stanley DW, under which he agreed to pay Morgan Stanley DW the full amount of the award.

In 1998, after the Company instituted NASD proceedings to recover amounts Mr. Knuth owed under the settlement agreement, Mr. Knuth finally paid the amounts he owed to the Company. However, even before he paid the total amount due, Mr. Knuth wrote a misleading letter to his Congressman, F. James Sensenbrenner, which Mr. Sensenbrenner's staff forwarded to the Commission. The Company was forced to present a responsive submission explaining the circumstances surrounding Mr. Knuth's termination and the parties' arbitration. The Commission took no action on behalf of Mr. Knuth.

Mr. Knuth nonetheless continued his campaign against the Company even after the Commission declined to act. The Proposal is the most recent—and now recurring—element of Mr. Knuth's campaign. Indeed, in the section of his Proposal entitled "Material Interest," Mr. Knuth admits his real reason for submitting the Proposal is that he "experienced first hand results" of alleged injustice on the part of the Company. When discussing his proposal at the 2003 Annual Meeting, Mr. Knuth further indicated his personal interest in the proposal (e.g., "[T]hey won on a non-compete clause and I had to ultimately return funds that they were not entitled to.") If the Proposal were to be adopted by the Company, Mr. Knuth would no doubt consider himself to be entitled to the benefits of the Proposal and would seek, at a minimum, to have the Company return the amount rewarded to it in the arbitration hearing. Thus, the Proposal is merely another blatant attempt by Mr. Knuth to achieve what he has been unable to obtain through the appropriate legal forums.

In analogous situations, the Staff has consistently permitted exclusion of a proposal pursuant to Rule 14a-8(i)(4) where the proposal is used as an alternative forum to press claims that a proponent has asserted in litigation. See, e.g., The Dow Chemical Company (March 5, 2003); Schlumberger Limited (August 27, 1999). For instance, in The

Dow Chemical Company, the proponent engaged in litigation and took other actions in an effort to obtain payment from the registrant for alleged injuries that the proponent asserted were caused by exposure to grain treated with fumigants produced by the registrant. Having lost in litigation and otherwise been frustrated in his attempt to receive payment, the proponent presented a proposal that the board of directors "establish a Review Committee to investigate the use and possible abuse of its carbon tetrachloride and carbon disulfide products as grain fumigants by grain workers who were exposed to and handled the products daily," and report to shareholders its findings and recommendations "as to how the Company can compensate those who evidence bodily damage as a result of exposure." In that case, the Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(4) because it related to the redress of a personal claim or grievance or was designed to result in a benefit to the proponent or further a personal interest that was not shared with other securityholders.

Schlumberger Limited presented another closely analogous case. In Schlumberger, the proponent sought to recover a finder's fee that he alleged was due from the company in connection with a corporate merger. The company won litigation on the matter. The proponent then submitted a proposal requesting the company to form "an impartial fact-finding committee" on the merger and to establish a "Statement of Fair Business Principles." The proponent's supporting statement cited the results of his lawsuit seeking payment from the company as an example of "ethical fault" at the company that could be remedied through the proposed "Statement of Fair Business Principles." The Staff concurred in the registrant's decision to exclude the proposal because it related to the redress of a personal claim or grievance or was designed to result in a benefit to the proponent or further a personal interest, which was not shared with the company's other security holders. See also International Business Machines Corporation (December 18, 2002) (proposal with respect to the registrant's review of claims of bias and discrimination excludable as a personal grievance when brought by a terminated employee who engaged in litigation against the company alleging, among other things, age and sex discrimination in connection with his termination of employment); Sara Lee Corporation (August 10, 2001) (proposal regarding a policy for pre-approval by non-employee board members of certain types of payments excludable as a personal grievance when the proponent participated in litigation directly adverse to the registrant); KeyCorp (February 22, 2001) (proposal that the board of directors fully disclose the performance of certain mutual funds and provide that the directors of a subsidiary of the registrant should be elected, all or in-part, "by the involved parties, be they the establishing parties or the final beneficiaries" excludable as a personal grievance where the proponent was involved in litigation with the registrant).

The Staff has also repeatedly concurred in the exclusion of a proposal as based on a personal grievance when, as in the present case, a terminated employee attempted to use the shareholder proposal process to further his own objectives. See, e.g., International Business Machines Corporation (December 18, 2002); Phillips Petroleum Company (March 12, 2001); CBS Corporation (March 4, 1998); CSX Corporation (February 5, 1998).

In Release No. 34-19135, the Commission stated that a proposal is also excludable under Rule 14a-8(i)(4) if it is used to give the proponent some particular benefit or to accomplish objectives particular to the proponent. Mr. Knuth has claimed that he has suffered financial injury as a result of alleged illegal, unethical or immoral actions on the part of Company employees. The Proposal seeks to provide a means for persons who have such financial injury to present their claims and for the Company to voluntarily set aside judgments or return money awarded to the Company through the judicial process or in arbitration proceedings. Based on his past actions against the Company, Mr. Knuth clearly would attempt to receive compensation under the procedures that the Proposal would have the Company establish. Although an exclusion under Rule 14a-8(i)(4) may sometimes involve a subjective determination as to the proponent's intent, in this case the intended benefit to the Proponent is clear on the face of the Proposal. In addition, Mr. Knuth's statements at the 2003 Annual Meeting also evidence his personal interest in the Proposal. Because the Proposal therefore is designed to produce a financial benefit for Mr. Knuth that would not be shared by the Company's shareholders at large, it is excludable under Rule 14a-8(i)(4).

In an attempt to evade this result, Mr. Knuth has attempted to couch his personal grievance in broader terms of alleged "financial injustice(s)" perpetrated by employees of the Company and of the need of financial service firms to regain the confidence of the public. The Commission, however, has stated that proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a registrant's proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." See SEC Release No. 34-19135 (October 14, 1982). The Staff has often utilized the personal grievance exclusion to omit proposals submitted to redress personal grievances against companies even though the proposals were drafted in such a manner that they could be read to relate to matters of general interest to all shareholders. See, e.g., International Business Machines Corporation (December 18, 2002); Philips Petroleum Company (March 12, 2001); The Southern Company (February 12, 1999); U.S. West, Inc. (December 2, 1998); Pyramid Technology Corporation (November 4, 1994).

Based on the foregoing, the Company intends to omit the Proposal pursuant to Rule 14a-8(i)(4).

II. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(3) Because the Proposal is Vague and Indefinite and Contains False and Misleading Statements in Violation of Rule 14a-9.

The Proposal is subject to differing interpretations and would require highly subjective determinations without providing guidance.

Rule 14a-8(i)(3) permits the Company to exclude a proposal if it is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials. In numerous no-action letters, the Staff has permitted a registrant to omit a proposal under Rule 14a-8(i)(3) and Rule 14a-9 when the action specified by the proposal was so vague and indefinite that neither the stockholders voting on the proposal nor the Company would be able to determine with any reasonable certainty what actions or measures would be required in the event the proposal was implemented. See, e.g., Puget Energy, Inc. (March 7, 2002) (proposal that requested registrant's board of directors implement a policy of "improved corporate governance" excludable under Rule 14a-8(i)(3) as vague and indefinite); Abbott Laboratories (February 18, 2000) (proposal that the registrant endorse the "Pro Vita Principles" as a public commitment to ethical business practices excludable as vague and indefinite); Gannett Co. Inc. (February 24, 1998) (proposal excluded because it was "unclear what action the Company would take if the proposal were adopted"); A.H. Belo Corp. (January 29, 1998) (proposal excluded because "neither the shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved"). The Staff has also stated that a proposal may be excluded if it would require a company "to make highly subjective determinations . . . without guidance from the proposal and would be subject to differing interpretations by both shareholders voting on the proposal and the [company] if the proposal was implemented." U.S. West, Inc. (February 9, 1990).

In the present case, neither the Company nor the stockholders voting on the Proposal would know to a reasonable certainty what actions or means would be taken to implement the Proposal.

- The Proposal would require the Company to adopt a formal policy "to undue [sic] financial injustice(s) to any client(s), employees (current or former), and investors which can be demonstrated to have occurred as a result of illegal, unethical, or immoral actions or inaction's [sic] . . . ." The Proposal fails to indicate what criteria would be used to determine whether such a demonstration has been made in each instance. In addition, the Proposal does not specify which person or organization would determine whether the actions or inactions causing financial injustices were illegal, unethical or immoral.

- The Proposal would require the Company to make vague characterizations of actions or inactions as "unethical" or "immoral." The terms "unethical" and "immoral" are highly subjective and are susceptible to different interpretations. In an analogous situation, the Staff granted no action relief when a proposal asked a registrant's advertising committee to determine what constituted "criminal" or "immoral" behavior. See U.S. West, Inc. (February 9, 1990). The Staff, in granting the no action request in U.S. West, stated that "such determinations would have to be made without guidance from the proposal and would be subject to differing interpretations by both shareholders voting on the proposal and the Committee if the proposal was implemented. Accordingly, we believe that the proposal is so inherently vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty what actions the Committee would take under the proposal. The Staff, therefore, believes that the proposal may be misleading because any action ultimately taken by the Company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal." In our case, due to the subjectivity of the terms "unethical" and "immoral," there is the same danger that any action ultimately taken by the Company upon implementing the proposal could be much different than that envisioned by the shareholders when voting on the Proposal.

- The Proposal would direct the Company to make an independent determination that certain actions or inactions by it or its employees were "illegal," despite a court's or arbitrator's determination that the Company deserves a "financial award." Courts and arbitration panels are the appropriate forums to determine whether actions or inactions are "illegal" and when financial awards are just. The Proposal is misleading because many stockholders would be unaware that the Proposal requires the Company to substitute its own determination of what is "illegal" or unjust for that of an appropriate court or arbitrator.

For the reasons discussed above, the Proposal gives insufficient guidance on how the Board of Directors and the Company can carry out its terms, and stockholders cannot determine to a reasonable degree of certainty what actions might be taken. Any actions to be taken by the Board of Directors to implement the Proposal therefore could be significantly different than those contemplated by the stockholders voting on the Proposal.

The Proposal contains misleading implications, unsubstantiated assumptions and unsupported personal opinion.

Rule 14a-8(i)(3) also allows a registrant to omit a proposal if it violates Rule 14a-9 by containing materially false and misleading statements. The Staff has recognized that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire Proposal, supporting statement, or both, as materially false or misleading." Securities and Exchange Commission, Division of Corporation Finance, Staff

Legal Bulletin No. 14, §E.1 (July 13, 2001). Because the Proposal contains unsupported assumptions and misleading implications, and thus would require detailed and extensive editing, the Company may exclude the Proposal from its proxy materials. If the Staff does not agree that the Company may exclude the Proposal in its entirety, it should direct Mr. Knuth to revise the Proposal to correct the deficiencies noted below.

The Proposal incorporates numerous misleading assumptions and implications and personal opinions for which Mr. Knuth fails to provide any support:

- The first sentence of the paragraph entitled "Reason" states that "firms in the financial services business need to gain even further confidence with the public and further demonstrate a zero tolerance toward unethical, immoral, and illegal behavior." The statement is misleading because it falsely implies that financial services firms like the Company tolerate unethical or illegal behavior. Mr. Knuth offers **no** support for this statement other than his unsubstantiated "first hand" allegation and does not identify the statement as personal opinion. In fact, Morgan Stanley does not tolerate unethical or illegal behavior by its employees. Morgan Stanley maintains a robust Code of Ethics and Business Conduct and a Code of Conduct that clearly set forth the Company's commitment to ethical behavior by its employees. Illegal or unethical behavior by any Morgan Stanley employee is unacceptable. Employees who engage in such activity face termination of employment. Morgan Stanley employees are committed to observing both the letter and spirit of the law and to acting ethically in all of their business dealings. Mr. Knuth's implication to the contrary is thus misleading.

- The second sentence of the paragraph entitled "Reason" claims that "All too often legal teams working for their companies, [sic] are more concerned with simply '*winning the legal battle*', especially if it involves a financial award, versus taking the morally correct approach and acknowledgment [sic] that an injustice may have occurred." Mr. Knuth offers **no** support for this broad statement and does not identify the statement as personal opinion. The statement falsely implies that the Company's legal personnel are unconcerned with morality and justice in the legal process. The Code of Ethics and Business Conduct and the Code of Conduct, which bar illegal and unethical behavior, apply to all Morgan Stanley employees, including its inside counsel. Further, Morgan Stanley has an additional attorney ethics policy that ensures the Company's inside and outside counsel play an important role in the Company's efforts to comply with the law and to maintain the highest ethical standards.

- In the third sentence of the paragraph entitled "Reason," Mr. Knuth states that he "would like to believe that stockholders and the Board of Directors at Morgan Stanley would take a leadership role and set an example that it will take the morally correct resolve [sic], despite 'winning' a legal decision, to NOT hide behind the shield of a legal victory, but rather require the firm to return such financially 'ill-gotten gains.'" This sentence falsely

Morgan Stanley

implies that the Company has received "financially ill-gotten gains" from legal decisions in its favor. Mr. Knuth offers **no** support for this implication and does not identify the statement as personal opinion.

- Finally, the paragraph entitled "Material Interest" specifically attacks "current and former employees of Morgan Stanley" and makes claims of "untruthfulness" and "immoral activity." Mr. Knuth offers **no** support for these unsubstantiated accusations. Note (b) to Rule 14a-9 specifically provides that "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be considered misleading under the Rule. Mr. Knuth's unsubstantiated allegations against former and current employees thus violate Rule 14a-9 and the Company should not be compelled to include such statements in its proxy materials.

As discussed above, Mr. Knuth's Proposal and supporting statement are so filled with unsupportable and misleading statements that the Company believes it may exclude the entire Proposal under Rule 14a-8(i)(3).

II. Conclusion

Based upon the foregoing, the Company respectfully requests that the Staff confirm that the Company may omit Mr. Knuth's Proposal from its proxy statement for its 2004 Annual Meeting. We would be happy to provide any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to discuss the matter prior to any final decision thereon.

Please confirm receipt of this letter by returning a receipt-stamped copy of this letter. An extra copy of this letter is enclosed.

Very truly yours,

William J. O'Shaughnessy, Jr.
Executive Director

Enclosures

cc: Mr. Gordon Knuth

EXHIBIT A

Via Certified Mail – Return Receipt

October 15, 2003

Mr. Donald G. Kempf, Jr., Secretary
C/o Morgan Stanley
1585 Broadway
New York, NY 10036

Mr. Kempf,

My name is Gordon P. Knuth; I am a common stockholder of Morgan Stanley and a former employee of Dean Witter, n/k/a/ Morgan Stanley. It is my intention to present a proposal to the shareholders at the 2004 annual meeting, and I request that this proposal be available with the Notice of Annual Meeting of Shareholders and included in the Proxy Statement.

I am taking this opportunity to forward, in writing and within the allowed time period, such notice of proposal and request that it be included in the firm's Proxy Statement.

Proposal

"Be it resolved: That the stockholders of Morgan Stanley request that the Board of Directors adopt a written policy statement with a commitment to undue financial injustice(s) to any client(s), employees (current or former), and investors, which can be demonstrated to have occurred as a result of illegal, unethical, or immoral actions or inaction's, on the part of any employees (past or present) of the firm, including actions resulting from dishonesty, untruthfulness, and perjury. The policy is to clearly include the voluntarily setting aside and returning of those financial awards, even if awarded via court or arbitration rulings."

Reason

Being in an industry which is dependent on honesty and integrity, firms in the financial services business need to gain even further confidence with the public and further demonstrate a zero tolerance toward unethical, immoral, and illegal behavior. All too often legal teams working for their companies, are more concerned with simply *"winning the legal battle"*, especially if it involves a financial award, versus taking the morally correct approach and acknowledgement that an injustice may have occurred. I would like to believe that stockholders and the Board of Directors at Morgan Stanley would take a leadership role and set an example that it will take the morally correct resolve, despite "winning" a legal decision, to NOT hide behind the shield of a legal victory, but rather require the firm to return such financially "ill-gotten gains". This would include returning those awards gained during legal proceedings and arbitrations.

Material Interest

As a current common stockholder and former employee, I had been involved in an arbitration versus Morgan Stanley. I experienced first hand results of untruthfulness on the part of current and former employees of Morgan Stanley, while under oath, during an arbitration that I lost. While I was an employee, I witnessed first hand several examples of immoral activity in and about the offices, including exotic strippers entertaining the employees. I also have evidence of untruthfulness by employees of the firm.

I am a Morgan Stanley common stockholder of 51 shares. In addition, I have fractional shares which are a result of dividend reinvestment. I do intend to continue to hold these shares of common stock through the date of the 2004 Annual Shareholders Meeting. I am enclosing proof of my stock ownership... (Investor ID# 125357513683). I also request to be kept informed of the time and location of all future annual meetings.

Very truly,

Gordon P. Knuth
1475 Cedarton Parkway
Grafton, WI 53024

Enclosure (proof of stock ownership)

Shareholder Of:
MORGAN STANLEY
INVESTOR SERVICES PROGRAM
Statement Print Date: 08/04/2003

CUSIP	Symbol
001-750-61744644	MWD
Account Key	
KNUTH—GORDP0000	
Investor ID	
125357513683	

Mellon Investor Services
A Mellon Financial Company℠
P.O. Box 3338
South Hackensack, NJ 07606-1938

0058173 01 AT 0.292 **AUTO NJ 1 3803 53024-955075 C01 BMAIL

GORDON P KNUTH
1475 CEDARTON PKWY
GRAFTON WI 53024-9559

FOR QUESTIONS CONCERNING YOUR ACCOUNT, PLEASE CALL 1-800-622-2393.

Year-To-Date Account Summary

Save this Statement for Tax Purposes

As of: 08/01/2003		Cash Investments ($)		Dividends			Net Amount Invested ($)
Total Market Value ($)	Closing Price ($)			Total ($)	Tax Withheld ($)	Amount To Invest ($)	
2,373.35	46.1500			36.12		35.12	35.12

Trading Fees Paid By ($)		Service Fees Paid By ($)		Sale Of Plan Shares ($)		Certificated Shares Held By You	Shares Held By Plan	Shares Held By Other Plan(s)	Total Shares
Company	Shareholder	Company	Shareholder	Gross Proceeds	Tax Withheld				
0.04							51.4269		51.4269

Current Activity Information

Record Date / Payable Date	Transaction Description	Dividend Rate	Shares Acquired Or Withdrawn		Cash Investment ($)	Total Gross ($)
07/11/2003 / 07/31/2003	COMMON DIVIDEND	0.2300000	0.2435			11.77

						PARTICIPATING RECORD DATE DISTRIBUTION			
Tax Withheld ($)	Trading Fees Paid By ($)		Service Fees Paid By ($)		Total Net ($)	Certificated Shares Held By You	Shares Held By Plan	Shares Held By Other Plan(s)	Total Shares
	Company	Shareholder	Company	Shareholder					
	0.01				11.77		51.1834		51.1834

Year-To-Date Transaction Detail

Date	Transaction Description	Cash Investment ($)	Net Distribution ($)	Trading Fees ($)	Service Fees ($)	Amount Invested ($)	Price Per Share ($)	Shares Acquired Or Withdrawn	Shares Held By Plan
	BALANCE FORWARD								50.6084
01/31/2003	COMMON DIVIDEND		11.64	0.02		11.64	37.2027000	0.3129	50.8223
04/30/2003	COMMON DIVIDEND		11.71	0.01		11.71	44.8500000	0.2611	51.1834
07/31/2003	COMMON DIVIDEND		11.77	0.01		11.77	48.3463707	0.2435	51.4269

MORGAN STANLEY
CUSIP: 001-750-61744644
ACCOUNT KEY: KNUTH—GORDP0000
GORDON P KNUTH
1475 CEDARTON PKWY
GRAFTON WI 53024-9559

Partial Withdrawal (Continue Plan Participation)

Issue a certificate for this number of shares: ______

Sell this number of shares: ______

Full Withdrawal (Terminate Plan Participation)

☐ Issue a certificate for all full shares and a check for fractional shares.

☐ Sell all plan shares.

Additional Cash Investments

Write the amount enclosed: ______

Make check payable to:
MELLON BANK, N.A.

YOU MAY INCREASE YOUR SHARES WITH OPTIONAL CASH INVESTMENTS OF $100 UP TO $40,000 ANNUALLY.

Deposit of Certificates

Deposit the enclosed number of shares: ______

____
All owner(s) must sign and date above
(   )______________________________
Contact Number

7575 125357513683 00175061744644KNUTH----GORDP0000IR00176

EXHIBIT B

Gordon P. Knuth
4543 West Country View Drive
Mequon, WI 53092
W - (414) 226-3056 H - (262) 242-4759

RECEIVED
SEP - 4 2001
EXECUTIVE VICE PRESIDENT
CHIEF COMMUNICATIONS OFFICER

August 30, 2001

Mr. John E. Jacob
Vice President
c/o Anheuser-Busch Cos.
One Busch Place
202-9
St. Louis, MO 63118

Dear Mr. Jacob:

Congratulations on your recent selection to the board of directors of Morgan Stanley.

I would like to take this opportunity to introduce myself. My name is Gordon Knuth, and I am both a shareholder of Morgan Stanley and a former employee of Dean Witter (MSDW). I feel compelled to share my concerns about a particular situation regarding the circumstances surrounding the termination of my employment, a subsequent NASD arbitration, and the attitude of your firm or at least the legal department.

After having been stalled and ignored for several years by senior management and the firm's legal department, I decided to attend the firm's annual meeting two years ago to verbally express my concerns. It was finally at that meeting that Mr. Purcell referred my concerns to Mr. Donald Kempf, Chief Legal Officer. After several discussions with various attorneys in the department, including Attorney Vincent La Greca, Attorney Erica Bunin and Mr. Kempf, along with reproductions of NASD tape recorded transcripts and documents, MSDW tried to compromise the truth and moral justice by offering me $10,000 to "go away". I strongly feel that MSDW is ignoring the basic principle of honesty, truth and the opportunity to correct a wrong made by one your employees. Instead they choose to hide behind a victorious legal shield which was gained by perjury.

I believe the outcome of this NASD case was directly influenced by the testimony of Mr. Thomas Ryan, my branch manager at the Milwaukee Office of Dean Witter at the time of my termination. (Mr. Ryan has since been promoted to a bigger office in Chicago, IL.) NASD arbitration panels base much of their decisions on the testimony of witnesses. If a panel hears testimony that is untruthful, especially under oath, it could very well lead to an incorrect conclusion. In preparing for my presentation to your legal department, I had reviewed the NASD tapes of this arbitration and the case documents. I had made reference to the tapes, and had forwarded copies of those referenced documents and tapes directly to Mr. Kempf and Mr. La Greca.

A brief review of the events of this case are as follows. In September 1991, Mr. Ryan terminated me and accused me of sexual harassment, WITHOUT an investigation. He offered NO opportunity to resolve the question, despite my denials and the absence of anyone making a claim of sexual harassment. I was accused of an action which is illegal by Federal and State anti-discrimination laws and are normally subject to review by the EEOC, but I was given NO recourse prior to termination.

Mr. Ryan's signed Employee Termination document and Dean Witter's Statement of Claim, prepared by Attorney Janie S. Mayeron of the law firm Popham, Haik, Schnobrich & Kaufman LTD (from here on referred to as "outside counsel"), which were submitted to the NASD and entered as evidence in this case, clearly state that I was terminated and accused of sexual harassment.

This was Mr. Ryan's and outside counsel's original position. On this they were very clear, and on this position they conducted their actions. It was not until the legal process began and then not until well into the discovery phase did outside counsel realize that sexual harassment did NOT occur. Initially, outside counsel did NOT even understand the facts of this case. Statements which were made and actions taken prior to the hearing, however, cannot be changed.

Mr. Ryan and outside counsel suddenly and no longer took the position of standing by their original claim that I committed sexual harassment. Instead, during the hearing, Mr. Ryan lied under oath to an NASD Arbitration panel and claimed that he never accused me of such. Sexual harassment was suddenly viewed as an "alternative argument". He and outside counsel now simply wanted to try to "win" the case. Initially, Mr. Ryan was not even forthright with outside counsel.

The NASD tapes clearly reveal that Mr. Ryan stated that "there never were any references made of sexual harassment to anyone" i.e. clients, brokers, and other members of the community, etc. Mr. Ryan had nothing to gain by telling the truth. This was done to avoid potential damages resulting from my defamation claim against your firm. But this was a lie under oath. Outside counsel's original written legal statement, Mr. Ryan's signed employee termination form, and sworn testimony by many witnesses are also in direct contradiction to his testimony.

Mr. Ryan DID make defamatory statements about me to the brokers in the office, my new manager, other prospective employers and many clients. Other respected members of the Milwaukee business community testified under oath that Mr. Ryan in fact told them that I was terminated for sexual harassment.

After my departure, the brokers in that office campaigned in an unethical, unprofessional and defamatory manner to retain my clients. Clients testified that they were told that I was terminated for sexual harassment. Dean Witter broker, Mr. Jack Kunkel, during his testimony reluctantly admits he told clients that I committed sexual harassment, yet Mr. Ryan's sworn testimony denied that he told other brokers, clients or any other respected members of the Milwaukee business community about ever making sexual harassment comments with reference to me.

There are a total of 27 NASD tapes with much testimony from many clients. Be sure that clients contradict Mr. Ryan and Dean Witter brokers regarding the defamatory statements made about me, and complaints about the account transfer process. There were even complaints of subsequent "churning" by the newly assigned broker. One client testified his account suddenly generated $35,000 in commissions. Mr. Ryan admits that these complaints were not forwarded to the firm's compliance department, including a complaint from another firm's legal department.

When the truth was discovered and outside counsel finally reviewed a separate deposition of another employee filed in Circuit Court, Milwaukee County, Wisconsin, it was then that the strategy suddenly changed to simply "down play" the significance of their earlier documented statements of sexual harassment as an "alternative argument". They cannot have it both ways. These defamatory statements WERE made. During closing arguments, outside counsel reluctantly admitted that they were of the initial impression, due to Mr. Ryan's statements, that I was terminated for sexual harassment and that their original claim was in fact in error. After all this case went through, Dean Witter finally admitted that sexual harassment, in fact, did NOT occur.

Following my termination, Mr. Ryan did NOT even follow the laws of the State of Wisconsin, Department of Industry, Labor and Human Relations (DILHR), and did NOT allow me access to my own personnel file or a number of personal belongings. He was found to be in the wrong in this instance as was evidenced by a letter from DILHR faulting Mr. Ryan for not releasing my personnel file. But more importantly, Mr. Ryan testified under oath that he had released my file, when in fact he had NOT. This was another perjurious statement. I have all this documented evidence and forwarded it to Mr. Kempf and Mr. La Greca, but it was ignored.

If anyone should be held to a higher standard, it should be the branch manager. But while branch manager in the Milwaukee office, Mr. Ryan frequently allowed alcoholic beverages during parties in the office, allowed male and female exotic strippers to entertain employees on at least three occasions in the office, and allowed the continuation of dirty jokes among the staff. This lends itself to a hostile work environment. Even the Chicago regional manager at the time, Mr. Tom O'Neil, attended at least one of the parties.

In summary, I was personally offended and humiliated by Mr. Ryan. Financially, my business, my family and my income was disrupted. I was also forced into a position to spend thousands of dollars in attorney's fees. Mr. Ryan of Dean Witter perjured himself to an NASD arbitration panel in the testimony he gave. Outside counsel stood by him and allowed the facts to be distorted. Outside counsel had even threatened to take legal action against me if I were to contact you, your legal department, voice my concerns at the annual meeting, or discuss this with the media. These actions cost me over $119,300.

Honesty, accountability, and truthfulness under sworn testimony are important elements in the securities industry. When these are violated, it smears the integrity of the industry and the confidence of all investors. I believe that the shareholders, the public and investors SHOULD be aware of these kinds of problems and textbook cases. I would ask that your company, after finally admitting that I did not commit sexual harassment, take the morally correct action by <u>returning the funds</u> which were taken from me by my lost employment and the subsequent perjurious testimony of Mr. Ryan to the NASD. I am surprised and disappointed that senior management and your legal department supports and condones these kinds of actions and asks me to "go away".

I do wish to thank you for taking the time to read my concern. Should schedules permit, perhaps we can meet at next year's annual meeting.

Sincerely,

Gordon P. Knuth

Gordon P. Knuth

EXHIBIT C

VIA CERTIFIED MAIL – RETURN RECIEPT

December 17, 2001

Mr. Donald G. Kempf, Jr., Secretary
c/o Morgan Stanley
1585 Broadway
New York, NY 10036

Mr. Kempf,

My name is Gordon P. Knuth. I am a common stock shareholder of Morgan Stanley and a former employee of Dean Witter, n/k/a Morgan Stanley.

I intend to attend the 2002 Annual Meeting of Morgan Stanley and present a proposal to the shareholders. According to the company by-laws, I am taking this opportunity to forward, in writing within the allowed time period, such notice of proposal.

Proposal

"Be it resolved: that shareholders request the Board of Directors to adopt a written statement of position and commitment to undue injustice(s) to any client(s), current and former employees, and the public, which occurs or occurred as a result of illegal, unethical, or immoral actions or inaction's, on the part of employee(s) of the firm, including results due to untruthfulness and perjury. This includes voluntarily setting aside and/or returning financial awards which may have been awarded the company resulting from legal disputes via court or arbitration rulings".

Reason

All to often legal teams are more interested to simply "win the legal battle" for their company, especially if it involves a financial reward, versus taking the morally correct approach and acknowledgment when an injustice may have occurred, even during legal proceedings, on the part of one or more of their employees. I would like to believe that the Board of Directors would be a leader and set an example that it will make the morally correct resolve, despite "winning" a legal decision and NOT hide behind the shield of legal victory by returning such financially "ill-gotten gains".

Material Interest

As a shareholder and former employee I have been involved in an arbitration versus Morgan Stanley Dean Witter. I experienced first hand the result of current and former employee's untruthfulness, during an arbitration which I lost. While I was an employee, I witnessed first hand immoral activity and have evidence of untruthfulness by individuals employed by the firm.

I also request that you keep me informed as to the date, time, and location of the next annual meeting. I also request a written statement as to the company's policy toward shareholders to personally contact the directors on an individual basis regarding other future subject(s).

Please note my new address below.

Very Truly,

Gordon P. Knuth
(common stock shareholder – 2 shares)
1475 Cedarton Parkway, Grafton, WI 53024

cc Board of Directors

EXHIBIT D

Donald G. Kempf, Jr.
Executive Vice President
Chief Legal Officer & Secretary

1585 Broadway
New York, New York
10036

phone 212 761 6321
fax 212 761 0331

Morgan Stanley

February 19, 2002

Via FedEx

Mr. Gordon P. Knuth
1475 Cedarton Parkway
Grafton, WI 53024

Re: Morgan Stanley Stockholder Proposal

Dear Gordon:

I received your December 17, 2001 letter notifying Morgan Stanley that you intend to present a proposal at the 2002 annual stockholders meeting. The meeting will be held at 11:30 AM local time on March 19, 2002 at Morgan Stanley's offices at 25 Cabot Square, Canary Wharf, London, England.

Section 2.07 of the Company's By-laws, a copy of which is enclosed, sets forth the requirements for stockholders intending to present proposals at the Company's annual stockholders meeting. Among other things, it requires that the stockholder be a stockholder of record when notice of the proposal is delivered to the Company Secretary. Your letter states that you own 2 shares of Morgan Stanley common stock. The records of the Company's transfer agent, Mellon Investor Services, indicate that on December 17 and on December 18 (the date I received your letter), you were not a record stockholder of Morgan Stanley common stock. Absent proof you were a record stockholder when I received your letter, the meeting chairman would rule that your proposal did not comply with the Company's By-law requirements for the proposal of business to be considered at the meeting. Accordingly, your proposal would be ruled out of order and no vote on it would be taken.

Finally, you requested "a written statement as to the company's policy toward shareholders to personally contact the directors on an individual basis regarding other future subject(s)." The Company's policy is to forward to directors correspondence it receives addressed to them.

Very truly yours,

Don Kempf

Donald G. Kempf, Jr.

Enclosure

2002 SEC No-Act. LEXIS 870

Securities Exchange Act of 1934 -- Rule 14a-8(f), 14a-8(b)

December 24, 2002

[*1] Morgan Stanley

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 24, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Morgan Stanley
Incoming letter dated November 22, 2002

The proposal relates to "financial injustice(s)."

There appears to be some basis for your view that Morgan Stanley may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Morgan Stanley's request for documentary support sufficiently evidencing that it continuously held Morgan Stanley's securities for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Morgan Stanley omits the Proposal in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Morgan Stanley relies.

Sincerely,

Gail A. Pierce
Attorney-Advisor

INQUIRY-1: Morgan Stanley

1221 Avenue of the Americas
New York, NY 10020

Direct Dial (212) 762-6813
Facsimile No: (212) 762-8836
Email Bill.O'Shaughnessy@morganstanley.com

November 22, 2002

Office of Chief Counsel
[*2] Division of Corporation Finance

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Morgan Stanley Stockholder Proposal--Gordon P. Knuth

Dear Ladies and Gentlemen:

Morgan Stanley (the "Company") received a letter dated October 8, 2002 from Mr. Gordon P. Knuth ("Mr. Knuth" or the "Proponent") transmitting a stockholder Proposal (the "Proposal") and supporting statement for inclusion in the Company's proxy materials for its 2003 annual stockholders meeting. See Exhibit A. The Company intends to omit the Proposal and supporting statement from its proxy materials based on the eligibility requirements of Rule 14a-8(b)(2) and substantive grounds under Rules 14a-8(i)(3) and 14a-8(i)(4) promulgated under the Securities Exchange Act of 1934, as amended. We request confirmation that you will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from its proxy materials.

In accordance with Rule 14a-8(j), we enclose for filing with the Commission six copies of this letter. The Company is concurrently transmitting a copy of this letter to Mr. Knuth to notify him of the Company's [*3] intention to omit the Proposal from its proxy materials.

Background

Mr. Knuth is a former employee of Morgan Stanley DW Inc. (then known as Dean Witter Reynolds Inc.) ("Morgan Stanley DW"), a wholly-owned subsidiary of the Company. Mr. Knuth was terminated in 1991 for various violations of company policy. Since his termination, Mr. Knuth has engaged in a retaliatory course of conduct in which he has persisted for more than a decade. Initially, Mr. Knuth brought frivolous litigation in Wisconsin state court and before an NASD arbitration panel charging Morgan Stanley DW with various breaches of contract and other employment-related claims. In 1995, the arbitration panel vindicated Morgan Stanley DW by denying all of Mr. Knuth's claims and finding him liable for $ 40,000 on a counterclaim asserted by the Company arising from his improper solicitation of Morgan Stanley DW customers and $ 10,000 in attorneys fees. Mr. Knuth did not appeal the award. Instead, Mr. Knuth entered into a settlement agreement with Morgan Stanley DW, under which he agreed to pay Morgan Stanley DW the full amount of the award.

Three years later, after the Company instituted NASD proceedings to recover amounts [*4] Mr. Knuth owed under the award and settlement agreement, Mr. Knuth finally paid the amounts he owed to the Company. However, even before he paid the total amount due, Mr. Knuth extended his campaign against the Company. He wrote a letter to his U.S. Representative, F. James Sensenbrenner, complaining of his allegedly unjust treatment by Morgan Stanley DW and the unfairness of the arbitration. Congressman Sensenbrenner's staff forwarded the letter to the Commission. The Company expended significant time, and incurred significant costs, demonstrating to the Commission the frivolous nature of Mr. Knuth's claims. After reviewing the Company's submission, the Commission took no action on behalf of Mr. Knuth.

Mr. Knuth has continued his campaign against the Company over the last several years. He appeared at the Company's annual shareholders meeting in 2000 and addressed the meeting regarding his claims against the Company. Mr. Knuth has written letters to officers and directors of the Company asserting variations of his claims, and calling on the Company to return its "ill-gotten gains." See Exhibit B. In December 2001, he expressed his intent to introduce a proposal, again stemming [*5] from his claims against the Company, at the Company's 2002 annual shareholders meeting. See Exhibit C. The Company advised Mr. Knuth that his proposal, which was not submitted for inclusion in the Company's proxy statement, would be ruled out of order if he attempted to introduce the proposal at the meeting. See Exhibit D. However, Mr. Knuth did not attend the Company's 2002 annual shareholders meeting.

The Proposal

The Proposal states:

"Proposal

'Be it resolved: That the stockholders of Morgan Stanley request that the Board of Directors adopt a written policy statement with a commitment to undue *[sic]* financial injustice(s) to any client(s), employees (current or former), and investors, which can be demonstrated to have occurred as a result of illegal, unethical, or immoral actions or inaction's *[sic],* on the part of any employees (past or present) of the firm, including actions resulting from dishonesty, untruthfulness, and perjury. The policy is to clearly include the voluntarily *[sic]* setting aside and returning of those financial awards, even if awarded via court or arbitration rulings.'

Reason

Being in an industry which is dependent on [*6] honesty and integrity, firms in the financial services business need to further gain confidence with the public and further demonstrate a zero tolerance toward unethical, immoral, and illegal behavior. All to [sic] often legal teams working for their companies, are more concerned with simply *'winning the legal battle',* especially if it involves a financial award, versus taking the morally correct approach and acknowledgment *[sic]* that an injustice may have occurred. I would like to believe that stockholders and the Board of Directors at Morgan Stanley would take a leadership role and set an example that it will take the morally correct resolve, despite 'winning' a legal decision, to NOT hide behind the shield of a legal victory, but rather require the firm to return such financially 'ill-gotten gains.' This would include returning those awards gained during legal proceedings and arbitrations."

Material Interest

As a current common stockholder and former employee, I had been involved in an arbitration versus Morgan Stanley. I experienced first hand the results of untruthfulness on the part of current and former employees of Morgan Stanley, while under oath, during an [*7] arbitration that I lost. While I was an employee, I witnessed first hand several examples *[sic]* immoral activity in and about the offices and have evidence of untruthfulness by employees of the firm."

For the reasons that follow, we respectfully request that the Commission confirm it will not recommend any enforcement action if the Company excludes the Proposal from its annual proxy materials.

I. The Proponent Has Not Demonstrated His Eligibility as Required under Rule 14a-8(f)(1)

The Company may exclude the Proposal from its proxy materials because Mr. Knuth did not demonstrate his eligibility to submit it, as required by Rule 14a-8(f)(1). The Company timely informed Mr. Knuth of the information required to satisfy the eligibility criteria and the time within which to respond, but Mr. Knuth did not demonstrate his eligibility.

Under Rule 14a-8(b), a proponent is not eligible to submit a proposal unless it has "continuously held ... the company's securities ... for at least one year by the date" the proposal is submitted. To demonstrate eligibility, the proponent must "submit to the company a written statement from the 'record' holder ... (usually a broker or bank) [*8] verifying that ... [the proponent] continuously held the securities for at least one year" before the date the proposal is submitted. The proponent "must also include [a] written statement that [the proponent] intend[s] to continue to hold the securities through the date of the meeting of shareholders." Evidence of eligibility must be postmarked or transmitted electronically not less than 14 days after the proponent receives notice from the company of any deficiencies; If a proponent does not provide sufficient evidence that the proponent has satisfied the requirements, the proposal may be excluded under Rule 14a-8(f). Under Rule 14a-8(b)(2), the proponent bears the burden of demonstrating his eligibility.

The Company received Mr. Knuth's proposal on October 9, 2002. The submission included a single statement from his Morgan Stanley Share Purchase and Dividend Reinvestment Plan ("DRIP") account showing his ownership of over 50 shares as of July 29, 2002. According to the Company's records, Mr. Knuth became a registered holder of 50 shares of Morgan Stanley common stock on April 10, 2002 and deposited those shares into his DRIP account on June 5, 2002, where they remained through October [*9] 9, 2002. The Company, however, has no record of, and Mr. Knuth provided no information about, his ownership of those shares on any date prior to April 10, 2002.

In response to Mr. Knuth's submission, by letter dated October 21, 2002 (via UPS overnight mail, received by Mr. Knuth on October 22) the Company requested that Mr. Knuth provide it with additional documentation establishing his eligibility. See Exhibit E. In particular, the Company requested that Mr. Knuth (1) submit a written statement from the "record" holder of his securities verifying that he had continuously held the requisite amount of common stock for at least one year preceding the date the Proposal was submitted (October 9, 2002) and (2) provide a written statement indicating an intention to continue to hold those securities through the date of the Company's 2003 annual stockholders meeting. The Company also noted that the requested materials should be postmarked or transmitted no later than 14 days from the date of receipt of the Company's letter.

Mr. Knuth did not respond within the 14-day period. Mr. Knuth has not provided evidence from the "record" holder that he held the requisite number of shares continuously [*10] from October 9, 2001 through April 10, 2002. Therefore, he has failed to provide adequate proof of ownership. The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the ownership requirement for the continuous one-year period specified by Rule 14a-8(b), the Proposal may be excluded under 14a-8(f). See, e.g. Oracle Corporation (June 22, 2001); Bank of America Corporation (February 12, 2001); see also Securities and Exchange Commission, Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001), § C.1.c.

In addition, Mr. Knuth has not provided a written statement affirmatively stating that he intends to hold his shares through the date of the 2003 annual stockholders meeting. The Staff has consistently permitted registrants to exclude proposals where the proponent has failed to comply with the requirement to submit a written statement that he or she intends to continue ownership through the date of the meeting at which the proponent intends to present a proposal. See, e.g., Exxon Mobil Corporation (January 23, 2001); New Jersey Resources Corp. (December 3, [*11] 1997). In each of these cases, the Staff concurred that the Company could exclude the proposal.

Accordingly, Mr. Knuth has failed to establish his eligibility to submit a proposal for inclusion in the Company's annual proxy materials under Rule 14a-8.

II. The Proposal is Excludable on Two Independent Substantive Grounds

The Company may properly omit the Proposal from its proxy materials because the Proposal (i) relates to the redress of a personal claim or grievance (Rule 14a-8(i)(4)) and (ii) is vague and misleading (Rule 14a-8(i)(3)).

14a-8(i)(4) -- The Proposal Relates to a Personal Claim or Grievance

The Company may omit the proposal because it is motivated by and primarily relates to Mr. Knuth's long-term personal grievance with the Company arising from the termination of his employment in 1991. Rule 14a-8(i)(4) permits the exclusion of a proposal that relates to the redress of a personal claim or grievance or is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other stockholders at large. The Commission has stated that the intention of the Rule is to prevent abuse of the Rule [*12] 14a-8 stockholder proposal process to achieve personal ends that are not necessarily in the common interest of the other stockholders. See SEC Release No. 34-20091 (August 16, 1983). The Commission has noted that the costs and time associated with dealing with such proposals do a disservice to the interests of stockholders as a whole. See SEC Release No. 34-19 135 (October 14, 1982).

Mr. Knuth was an employee of Morgan Stanley DW from 1984 until 1991, when he was terminated for various violations of company policy. In September of 1993, Mr. Knuth instituted both a state court action (later voluntarily dismissed) and an arbitration action before the NASD, alleging, among other things, breaches of his employment contract and other employment-related claims. In addition to answering Mr. Knuth's claims, Morgan Stanley DW pursued a counterclaim against Mr. Knuth for wrongful solicitation of its customers in violation of his employment agreement and for engaging in an unauthorized insurance business on behalf of another company.

On September 21, 1995, after a full hearing, the NASD arbitration panel rejected all of Mr. Knuth's claims. Instead, the arbitrators awarded Morgan Stanley [*13] DW $ 40,000 on its counterclaim relating to Mr. Knuth's outside activities and $ 10,000 in attorney's fees. Mr. Knuth did not appeal the arbitrators' award. Instead, Mr. Knuth entered into a settlement agreement with Morgan Stanley DW, under which he agreed to pay Morgan Stanley DW the full amount of the award.

In 1998, after the Company instituted NASD proceedings to recover amounts Mr. Knuth owed under the settlement agreement, Mr. Knuth finally paid the amounts he owed to the Company. However, even before he paid the total amount due, Mr. Knuth wrote a misleading letter to his Congressman, F. James Sensenbrenner, which his staff forwarded to the Commission. The Company was forced to present a responsive submission explaining the circumstances surrounding Mr. Knuth's termination and the parties' arbitration. The Commission took no action on behalf of Mr. Knuth.

As noted above, Mr. Knuth continued his campaign against the Company even after the Commission declined to act. The Proposal is the most recent element of Mr. Knuth's campaign. Indeed, in the section of his Proposal entitled "Material Interest," Mr. Knuth admits his real reason for submitting the Proposal is that he "has [*14] experienced first hand the results" of alleged injustice on the part of the Company.

It is well established that a company may exclude a proposal designed to redress a personal grievance or further a personal interest not shared by other shareholders. See, e.g., CBS Corporation (March 4, 1998); Pyramid Technology Corporation (November 4, 1994); Eastman Kodak Company (March 5, 1993). In an attempt to evade this rule, Mr. Knuth has attempted to couch his personal grievance in broader terms of alleged "financial injustices" perpetrated by employees of the Company, and of the need of financial service firms to regain the confidence of the public. The Staff, however, has made clear that a proposal motivated by a personal grievance, "despite its being drafted in such a way that it might relate to matters which may be of general interest to all security holders, properly may be excluded under [Rule 14a-8(i)(4)]." See SEC Release No. 34-19135; see also Phillips Petroleum Company (March 12, 2001); U.S. West, Inc. (December 2, 1998). Accordingly, the Company may exclude the Proposal as a personal grievance under Rule 14a-8(i)(4).

14a-8(i)(3) -- The Proposal Is Vague and Misleading [*15]

The Proposal is subject to differing interpretations and would require highly subjective determinations without guidance

Rule 14a-8(i)(3) permits the Company to exclude a proposal if it is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials. In numerous no-action letters, the Staff has permitted a registrant to omit a proposal under Rule 14a-8(i)(3) and 14a-9 when the action specified by the proposal was so vague and indefinite that neither the stockholders voting on the proposal, nor the Company, would be able to determine with any reasonable certainty what actions or measures would be required in the event the proposal was implemented. See, e.g., Abbott Laboratories (February 18, 2000). The Staff also has stated that a proposal may be excluded if it would require a company "to make highly subjective determinations ... without guidance from the proposal and would be subject to differing interpretations by both shareholders voting on the proposal and the [company] if the proposal was implemented." See U.S. West, Inc. (February 9, 1990).

In the present case, [*16] the Company may exclude the Proposal because neither the Company nor the stockholders voting on the Proposal would know to a reasonable certainty what actions or means would be taken to implement the Proposal.

. The Proposal would require the Company to adopt a formal policy of undoing "financial injustice(s) to any client(s), employees (current or former), and investors which can be demonstrated to have occurred as a result of illegal, unethical, or immoral actions or inaction's *[sic]*." The Proposal fails to indicate what criteria would be used to determine whether such a demonstration has been made in each instance. In addition, the Proposal does not specify which person or organization would determine whether the actions or inactions causing financial injustices were illegal, unethical or immoral.

. The Proposal would require the Company to make vague characterizations of actions or inactions as "unethical" or "immoral." The terms "unethical" and "immoral" are highly subjective and are so susceptible to different interpretations that the stockholders are likely to have differing ideas of how the Board of Directors would be required to act.

Thus, the Proposal gives insufficient [*17] guidance on how the Board of Directors and the Company can carry out its terms, and stockholders cannot determine to a reasonable degree of certainty what actions might be taken. Any actions to be taken by the Board of Directors to implement the Proposal, therefore, could be significantly different than those contemplated by the stockholders voting on the Proposal.

The Proposal contains misleading implications, unsubstantiated assumptions and unsupported personal opinion

"When a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Securities and Exchange Commission, Division of Corporation Finance, Staff Legal Bulletin No. 14, § E.1 (July 13, 2001). Because the Proposal contains unsupported assumptions and misleading implications, and thus would require detailed and extensive editing, the Company may exclude the Proposal from its proxy materials. If the Staff does not agree that the Company may exclude the Proposal, it should nonetheless direct Mr. [*18] Knuth to revise the Proposal to correct the deficiencies noted below.

The Proposal incorporates numerous misleading assumptions and implications and personal opinions for which Mr. Knuth fails to provide any support:

. The first sentence of the paragraph entitled "Reason" states that "firms in the financial services business need to further gain confidence with the public and further demonstrate a zero tolerance toward unethical, immoral, and illegal behavior." The statement is misleading because it falsely implies that financial services firms like the Company tolerate unethical, immoral and illegal behavior. Mr. Knuth offers no support for this statement other than his unsubstantiated "first hand" allegation and does not identify the statement as personal opinion.

. The second sentence of the paragraph entitled "Reason" claims that "All to*[sic]* often legal teams working for their companies, are more concerned with simply *'winning the legal battle',* especially if it involves a financial award, versus taking the morally correct approach and acknowledgment [sic] that an injustice may have occurred." Mr. Knuth offers no support for this broad assumption and does not identify [*19] the statement as personal opinion. The statement falsely implies that companies' legal teams, including the Company's, are unconcerned with morality and justice in the legal process.

. In the third sentence of the paragraph entitled "Reason," Mr. Knuth states that he "would like to believe that stockholders and the Board of Directors at Morgan Stanley would take a leadership role and set an example that it will take the morally correct resolve, despite 'winning' a legal decision, to NOT hide behind the shield of a legal victory, but rather require the firm to return such financially 'ill-gotten gains.'" This sentence falsely implies that the Company has received "financially 'ill-gotten gains'" from legal decisions in its favor. Mr. Knuth offers no support for this implication and does not identify the statement as personal opinion.

. The paragraph entitled "Material Interest" specifically attacks "current and former employees of Morgan Stanley" and makes claims of "untruthfulness" and "immoral activity" by "employees of the firm." Mr. Knuth offers **no** support for these accusations and does not identify the statement as personal opinion.

III. Conclusion

As demonstrated [*20] above, Mr. Knuth has failed to demonstrate his eligibility to submit the Proposal. For this reason, alone, the Company may exclude the Proposal. In addition, the Company may exclude the Proposal because it is an attempt by Mr. Knuth to misuse the Company's proxy materials as a vehicle to air publicly his personal grievance with the Company. The Company may also exclude the proposal because it is so vague and misleading that neither the Company nor its stockholders would be able to determine with any reasonable certainty what actions or measures would be required to implement the Proposal if it were adopted. Finally, the Company may exclude the Proposal because it is riddled with false implications, unsupported assumptions and unsupported personal opinion. The Company respectfully requests that the Staff confirm that the Company may omit the Proposal from its proxy statement for its 2003 annual meeting.

****

In accordance with Rule 14a-8(j)(2) under the Exchange Act, we are furnishing you with six copies of this letter and six copies of the Proposal and its supporting statement. Pursuant to Rule 14a-8(j)(1), a copy of this letter is being simultaneously provided to the Proponent. By [*21] copy of this letter we are notifying the Proponent of the Company's intention to omit the Proposal from its proxy materials.

If the Staff has questions or requires additional information, please do not hesitate to contact the undersigned at (212) 762-6813. Should the Staff disagree with the conclusions herein regarding omission of the Proposal with respect to the Proponent, we would appreciate the opportunity to confer with the Staff prior the issuance of its response under Rule 14a-8.

The Company anticipates that its 2003 proxy statement will be finalized for printing in early February 2003 to meet our scheduled definitive filing with the Commission and mailing schedule. Accordingly, your prompt review of this matter would be greatly appreciated.

Please confirm receipt of this letter by returning a receipt-stamped copy of this letter. An extra copy of this letter is enclosed.

Very truly yours,

William J. O'Shaughnessy, Jr.
Executive Director

EXHIBIT A

1475 Cedarton Parkway
Grafton, WI 53024

October 8th, 2002

Via Certified Mail – Return Receipt

Mr. Donald G. Kempf, Jr., Secretary
C/o Morgan Stanley
1585 Broadway
New York, NY 10036

Mr. Kempf,

My name Is Gordon P. Knuth. I am a common stockholder of [*22] Morgan Stanley and a former employee of Dean Witter, n/k/a/ Morgan Stanley. It is my intention to present a proposal to the shareholders at the 2003 annual meeting, and I request that this proposal be available with the Notice of Annual Meeting of Shareholders and included in the Proxy Statement.

I am taking this opportunity to forward, in writing and within the allowed time period, such notice of proposal and request that it be included in the firm's Proxy Statement.

Proposal

"Be it resolved: That the stockholders of Morgan Stanley request that the Board of Directors adopt a written policy statement with a commitment to undue financial injustice(s) to any client(s), employees (current or former), and investors, which can be demonstrated to have occurred as a result of illegal, unethical, or immoral actions or inaction's, on the part of any employees (past or present) of the firm, including actions resulting from dishonesty, untruthfulness, and perjury. The policy is to clearly include the voluntarily setting aside and returning of those financial awards, even if awarded via court or arbitration rulings."

Reason

Being in an industry which is dependent on [*23] honesty and integrity, firms in the financial services business need to further gain confidence with the public and further demonstrate a zero tolerance toward unethical, immoral, and illegal behavior. All to often legal teams working for their companies, are more concerned with simply *"winning the legal battle"* especially if it involves a financial award, versus taking the morally correct approach and acknowledgment that an injustice may have occurred. I would like to believe that stockholders and the Board of Directors at Morgan Stanley would take a leadership role and set an example that it will take the morally correct resolve, despite "winning" a legal decision, to NOT hide behind the shield of a legal victory, but rather require the firm to return such financially "ill-gotten gains". This would include returning those awards gained during legal proceedings and arbitrations.

Material Interest

As a current common stockholder and former employee, I had been involved in an arbitration versus Morgan Stanley. I experienced first hand the results of untruthfulness on the part of current and former employees of Morgan Stanley, while under oath, during an arbitration [*24] that I lost. While I was an employee, I witnessed first hand several examples immoral activity in and about the offices and have evidence of untruthfulness by employees of the firm.

I am a Morgan Stanley common stockholder of 50 shares. In addition I have fractional shares which are a result of dividend reinvestment. I am enclosing proof of my stock ownership... (Investor ID # 125357513683). I also request to be kept informed of the time and location of all future annual meetings.

Very Truly,

Gordon P. Knuth

ATTACHMENT

[SEE MORGAN STANLEY INVESTMENT SERVICES PROGRAM FORM IN ORIGINAL.]

EXHIBIT B

4543 West Country View Drive
Mequon, WI 53092

W - (414) 226-3056 H - (262) 242-4759

August 30, 2001

Mr. John E. Jacob
Vice President
c/o Anheuser-Busch Cos.
One Busch Place
202-9
St. Louis, MO 63118

Dear Mr. Jacob:

Congratulations on your recent selection to the board of directors of Morgan Stanley.

I would like to take this opportunity to introduce myself. My name is Gordon Knuth, and I am both a shareholder of Morgan Stanley and a former employee of Dean Witter (MSDW). I feel compelled to share my concerns about a particular situation regarding [*25] the circumstances surrounding the termination of my employment, a subsequent NASD arbitration, and the attitude of your firm or at least the legal department.

After having been stalled and ignored for several years by senior management and the firm's legal department, I decided to attend the firm's annual meeting two years ago to verbally express my concerns. It was finally at that meeting that Mr. Purcell referred my concerns to Mr. Donald Kempf, Chief Legal Officer. After several discussions with various attorneys in the department, including Attorney Vincent La Greca, Attorney Erica Bunin and Mr. Kempf, along with reproductions of NASD tape recorded transcripts and documents, MSDW tried to compromise the truth and moral justice by offering me $ 10,000 to "go away". I strongly feel that MSDW is ignoring the basic principle of honesty, truth and the opportunity to correct a wrong made by one your employees. Instead they choose to hide behind a victorious legal shield which was gained by perjury.

I believe the outcome of this NASD case was directly influenced by the testimony of Mr. Thomas Ryan, my branch manager at the Milwaukee Office of Dean Witter at the time of my termination. [*26] (Mr. Ryan has since been promoted to a bigger office in Chicago, IL.) NASD arbitration panels base much of their decisions on the testimony of witnesses. If a panel hears testimony that is untruthful, especially under oath, it could very well lead to an incorrect conclusion. In preparing for my presentation to your legal department, I had reviewed the NASD tapes of this arbitration and the case documents. I had made reference to the tapes, and had forwarded copies of those referenced documents and tapes directly to Mr. Kempf and Mr. La Greca.

A brief review of the events of this case are as follows. In September 1991, Mr. Ryan terminated me and accused me of sexual harassment, WITHOUT an investigation. He offered NO opportunity to resolve the question, despite my denials and the absence of anyone making a claim of sexual harassment. I was accused of an action which is illegal by Federal and State anti-discrimination laws and are normally subject to review by the EEOC, but I was given NO recourse prior to termination.

Mr. Ryan's signed Employee Termination document and Dean Witter's Statement of Claim, prepared by Attorney Janie S. Mayeron of the law firm Popham, Haik, Schnobrich [*27] & Kaufman LTD (from here on referred to as "outside counsel"), which were submitted to the NASD and entered as evidence in this case, clearly state that I was terminated and accused of sexual harassment.

This was Mr. Ryan's and outside counsel's original position. On this they were very clear, and on this position they conducted their actions. It was not until the legal process began and then not until well into the discovery phase did outside counsel realize that sexual harassment did NOT occur. Initially, outside counsel did NOT even understand the facts of this case. Statements which were made and actions taken prior to the hearing, however, cannot be changed.

Mr. Ryan and outside counsel suddenly and no longer took the position of standing by their original claim that I committed sexual harassment. Instead, during the hearing, Mr. Ryan lied under oath to an NASD Arbitration panel and claimed that he never accused me of such. Sexual harassment was suddenly viewed as an "alternative argument". He and outside counsel now simply wanted to try to "win" the case. Initially, Mr. Ryan was not even forthright with outside counsel.

The NASD tapes clearly reveal that Mr. Ryan stated [*28] that "there never were any references made of sexual harassment to anyone" i.e. clients, brokers, and other members of the community, etc. Mr. Ryan had nothing to gain by telling the truth. This was done to avoid potential damages resulting from my defamation claim against your firm. But this was a lie under oath. Outside counsel's original written legal statement, Mr. Ryan's signed employee termination form, and sworn testimony by many witnesses are also in direct contradiction to his testimony.

Mr. Ryan DID make defamatory statements about me to the brokers in the office, my new manager, other prospective employers and many clients. Other respected members of the Milwaukee business community testified under oath that Mr. Ryan in fact told them that I was terminated for sexual harassment.

After my departure, the brokers in that office campaigned in an unethical, unprofessional and defamatory manner to retain my clients. Clients testified that they were told that I was terminated for sexual harassment. Dean Witter broker, Mr. Jack Kunkel, during his testimony reluctantly admits he told clients that I committed sexual harassment, yet Mr. Ryan's sworn testimony denied that he told [*29] other brokers, clients or any other respected members of the Milwaukee business community about ever making sexual harassment comments with reference to me.

There are a total of 27 NASD tapes with much testimony from many clients. Be sure that clients contradict Mr. Ryan and Dean Witter brokers regarding the defamatory statements made about me, and complaints about the account transfer process. There were even complaints of subsequent "churning" by the newly assigned broker. One client testified his account suddenly generated $ 35,000 in commissions. Mr. Ryan admits that these complaints were not forwarded to the firm's compliance department, including a complaint from another firm's legal department.

When the truth was discovered and outside counsel finally reviewed a separate deposition of another employee filed in Circuit Court, Milwaukee County, Wisconsin, it was then that the strategy suddenly changed to simply "down play" the significance of their earlier documented statements of sexual harassment as an "alternative argument". They cannot have it both ways. These defamatory statements WERE made. During closing arguments, outside counsel reluctantly admitted that they were [*30] of the initial impression, due to Mr. Ryan's statements, that I was terminated for sexual harassment and that their original claim was in fact in error. After all this case went through, Dean Witter finally admitted that sexual harassment, in fact, did NOT occur.

Following my termination, Mr. Ryan did NOT even follow the laws of the State of Wisconsin, Department of Industry, Labor and Human Relations (DILHR), and did NOT allow me access to my own personnel file or a number of personal belongings. He was found to be in the wrong in this instance as was evidenced by a letter from DILHR faulting Mr. Ryan for not releasing my personnel file. But more importantly, Mr. Ryan testified under oath that he had released my file, when in fact he had NOT. This was another perjurious statement. I have all this documented evidence and forwarded it to Mr. Kempf and Mr. La Greca, but it was ignored.

If anyone should be held to a higher standard, it should be the branch manager. But while branch manager in the Milwaukee office, Mr. Ryan frequently allowed alcoholic beverages during parties in the office, allowed male and female exotic strippers to entertain employees on at least three occasions [*31] in the office, and allowed the continuation of dirty jokes among the staff. This lends itself to a hostile work environment. Even the Chicago regional manager at the time, Mr. Tom O'Neil, attended at least one of the parties.

In summary, I was personally offended and humiliated by Mr. Ryan. Financially, my business, my family and my income was disrupted. I was also forced into a position to spend thousands of dollars in attorney's fees. Mr. Ryan of Dean Witter perjured himself to an NASD arbitration panel in the testimony he gave. Outside counsel stood by him and allowed the facts to be distorted. Outside counsel had even threatened to take legal action against me if I were to contact you, your legal department, voice my concerns at the annual meeting, or discuss this with the media. These actions cost me over $ 119,300.

Honesty, accountability, and truthfulness under sworn testimony are important elements in the securities industry. When these are violated, it smears the integrity of the industry and the confidence of all investors. I believe that the shareholders, the public and investors SHOULD be aware of these kinds of problems and textbook cases. I would ask that your company, [*32] after finally admitting that I did not commit sexual harassment, take the morally correct action by returning the funds which were taken from me by my lost employment and the subsequent perjurious testimony of Mr. Ryan to the NASD. I am surprised and disappointed that senior management and your legal department supports and condones these kinds of actions and asks me to "go away".

I do wish to thank you for taking the time to read my concern. Should schedules permit, perhaps we can meet at next year's annual meeting.

Sincerely,

Gordon P. Knuth

EXHIBIT C

1475 Cedarton Parkway
Grafton, WI 53024

VIA CERTIFIED MAIL -- RETURN RECEIPT

December 17, 2001

Mr. Donald G. Kempf, Jr., Secretary
c/o Morgan Stanley
1585 Broadway
New York, NY 10036

Mr. Kempf,

My name is Gordon F. Knuth. I am a common stock shareholder of Morgan Stanley and a former employee of Dean Witter, n/k/a Morgan Stanley.

I intend to attend the 2002 Annual Meeting of Morgan Stanley and present a proposal to the shareholders. According to the company by-laws, I am taking this opportunity to forward, in writing within the allowed time period, such notice of proposal.

Proposal

"Be it resolved: that shareholders request the Board of [*33] Directors to adopt a written statement of position and commitment to undue injustice(s) to any client(s), current and former employees, and the public, which occurs or occurred as a result of illegal, unethical, or immoral actions or inaction's, on the part of employee(s) of the firm, including results due to untruthfulness and perjury. This includes voluntarily setting aside and/or returning financial awards which may have been awarded the company resulting from legal disputes via court or arbitration rulings".

Reason

All to often legal teams are more interested to simply "win the legal battle" for their company, especially if it involves a financial reward, versus taking the morally correct approach and acknowledgment when an injustice may have occurred, even during legal proceedings, on the part of one or more of their employees. I would like to believe that the Board of Directors would be a leader and set an example that it will make the morally correct resolve, despite "winning" a legal decision and NOT hide behind the shield of legal victory by returning such financially "ill-gotten gains".

Material Interest

As a shareholder and former employee I have been involved [*34] in an arbitration versus Morgan Stanley Dean Witter. I experienced first hand the result of current and former employee's untruthfulness, during an arbitration which I lost. While I was an employee, I witnessed first hand immoral activity and have evidence of untruthfulness by individuals employed by the firm.

I also request that you keep me informed as to the date, time, and location of the next annual meeting. I also request a written statement as to the company's policy toward shareholders to personally contact the directors on an individual basis regarding other future subject(s).

Please note my new address below.

Very Truly,

Gordon P. Knuth
(common stock shareholder -- 2 shares)

EXHIBIT D

Morgan Stanley

1585 Broadway
New York, NY
10036

phone 212 761 6321
fax 212 761 0331

February 19, 2002

Via FedEx

Mr. Gordon P. Knuth
1475 Cedarton Parkway

Grafton, WI 53024

Re: Morgan Stanley Stockholder Proposal

Dear Gordon:

I received your December 17, 2001 letter notifying Morgan Stanley that you intend to present a proposal at the 2002 annual stockholders meeting. The meeting will be held at 11:30 AM local time on [*35] March 19, 2002 at Morgan Stanley's offices at 25 Cabot Square, Canary Wharf, London, England.

Section 2.07 of the Company's By-laws, a copy of which is enclosed, sets forth the requirements for stockholders intending to present proposals at the Company'S annual stockholders meeting. Among other things, it requires that the stockholder be a stockholder of record when notice of the proposal is delivered to the Company Secretary. Your letter states that you own 2 shares of Morgan Stanley common stock. The records of the Company's transfer agent, Mellon Investor Services, indicate that on December 17 and on December 18 (the date I received your letter), you were not a record stockholder of Morgan Stanley common stock. Absent proof you were a record stockholder when I received your letter, the meeting chairman would rule that your proposal did nor comply with the Company's By-law requirements for the proposal of business to be considered at the meeting. Accordingly, your proposal would be ruled out of order and no vote on it would be taken.

Finally, you requested "a written statement as to the company's policy toward shareholders to personally contact the directors on an individual basis [*36] regarding other future subject(s)." The Company's policy is to forward to directors correspondence it receives addressed to them.

Very truly yours,

Donald G. Kempf, Jr.

EXHIBIT E

Morgan Stanley

1221 Avenue of the Americas
New York, NY 10020

Direct Dial (212) 762-6813
Facsimile No: (212) 762-8836
Email Bill.O'Shaughnessy@morganstanley.com

October 21, 2002

Via UPS Overnight

Mr. Gordon P. Knuth
1475 Cedarton Parkway
Grafton, WI 53024

Re: Morgan Stanley Stockholder Proposal

Dear Mr. Knuth:

On October 9, 2002, we received your October 8 letter stating that you own 50 shares (plus fractional shares) of Morgan Stanley common stock and that you are submitting a proposal for inclusion in Morgan Stanley's 2003 proxy statement.

The federal securities laws require, among other things, that to be eligible to submit a proposal for inclusion in our proxy statement, you must have continuously held at least $ 2,000 in market value of Morgan Stanley's common stock for at least one year preceding the date you submit the proposal. If you are not a registered holder, you must submit to us a written statement from the "record" holder of your securities (usually [*37] a broker or bank) verifying that, when you submitted your proposal, you continuously held such securities for the required period. Morgan Stanley's records indicate that you became a registered holder of 50 shares of Morgan Stanley common stock on April 10, 2002, and that you deposited these shares into the Morgan Stanley Share Purchase and Dividend Reinvestment Plan on June 5, 2002. Based on these records, you did not continuously hold the requisite amount of stock for one year preceding the date you submitted the proposal. If you held 50 shares of Morgan Stanley common stock prior to April 10, 2002, you must submit a written statement from the "record" holder of those securities verifying that you continuously held 50 shares of Morgan Stanley common stock for at least the period commencing one year before the date you submitted your proposal and ending on April 10, 2002. In addition, you must provide Morgan Stanley with your own written statement that you intend to continue to hold the requisite amount of common stock through the date of the 2003 Annual Shareholders Meeting. Because you have not complied with these requirements, your proposal is ineligible for inclusion in our 2003 [*38] proxy statement. If, however, you provide us with documentation to correct these deficiencies, postmarked or transmitted electronically no later than 14 days after the date you receive this letter, we will review your proposal to determine whether it is appropriate for inclusion in our proxy statement.

The time and location of the 2003 Annual Shareholders Meeting have not yet been determined. The time and location of each future shareholder meeting is included in the meeting notice sent to shareholders annually.

Very truly yours,

William J. O'Shaughnessy, Jr.

EXHIBIT F

Via Certified Mail – Return Receipt

November 21st, 2002

Mr. Donald G. Kempf, Jr., Secretary
C/o Morgan Stanley
1585 Broadway
New York, NY 10036

Mr. Kempf,

My name is Gordon P. Knuth. I am a common stockholder of Morgan Stanley and a former employee of Dean Witter, n/k/a/ Morgan Stanley. It is my intention to attend and present a proposal to the shareholders at the 2003 annual meeting. I am taking this opportunity to forward, in writing and within the allowed time period, such request.

Proposal

"Be it resolved: That the stockholders of Morgan Stanley request that the Board of Directors adopt a written policy statement with a commitment to undue financial injustice(s) to any client(s), employees (current or former), and investors, which can be demonstrated to have occurred as a result of illegal, unethical, or immoral actions or inaction's, on the part of any employees (past or present) of the firm, including actions resulting from dishonesty, untruthfulness, and perjury. The policy is to clearly include the voluntarily setting aside and returning of those financial awards, even if awarded via court or arbitration rulings."

Reason

Being in an industry which is dependent on honesty and integrity, firms in the financial services business need to further gain confidence with the public and further demonstrate a zero tolerance toward unethical, immoral, and illegal behavior. All to often legal teams working for their companies, are more concerned with simply *"winning the legal battle"*, especially if it involves a financial award, versus taking the morally correct approach and acknowledgment that an injustice may have occurred. I would like to believe that stockholders and the Board of Directors at Morgan Stanley would take a leadership role and set an example that it will take the morally correct resolve, despite "winning" a legal decision, to NOT hide behind the shield of a legal victory, but rather require the firm to return such financially "ill-gotten gains". This would include returning those awards gained during legal proceedings and arbitrations.

Material Interest

As a current common stockholder and former employee, I had been involved in arbitration versus Morgan Stanley. I experienced first hand the results of untruthfulness on the part of current and former employees of Morgan Stanley, while under oath, during an arbitration that I lost. While I was an employee, I witnessed first hand several examples immoral activity in and about the offices and have evidence of untruthfulness by employees of the firm.

I am a Morgan Stanley common stockholder of 50 shares. In addition I have fractional shares which are a result of dividend reinvestment. I do intend to continue to hold these shares of common stock through the date of the 2003 Annual Shareholders Meeting. I am enclosing proof of my stock ownership... (Investor ID # 125357513683). I also request to be kept informed of the time and location of all future annual meetings.

Very Truly,

Gordon P. Knuth
1475 Cedarton Parkway
Grafton, WI 53024

Enclosure (proof of stock ownership)

RECEIVED
2004 JAN 12 PM 4:13
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 4, 2004

Office of Chief Counsel
C/o Securities and Exchange Commission
Division of Corporation Finance
Attn: Grace Lee
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Morgan Stanley Stockholder Proposal – Gordon P. Knuth

Dear Ladies and Gentleman:

My name is Gordon P. Knuth. I am a common stockholder of Morgan Stanley and a former employee of Dean Witter, n/k/a/ Morgan Stanley. It is my intention to present a proposal to the shareholders at the 2004 annual meeting, I had requested that this proposal be available with the Notice of Annual Meeting of Shareholders and be included in the Proxy Statement. I received a copy of a letter from Morgan Stanley, addressed to your office dated December 4, 2003, and would like to use this opportunity to respond to their request to omit my proposal from the Proxy Statement.

To review, here is the proposal:

Proposal

"Be it resolved: That the stockholders of Morgan Stanley request that the Board of Directors adopt a written policy statement with a commitment to undue financial injustice(s) to any client(s), employees (current or former), and investors, which can be demonstrated to have occurred as a result of illegal, unethical, or immoral actions or inaction's, on the part of any employees (past or present) of the firm, including actions resulting from dishonesty, untruthfulness, and perjury. The policy is to clearly include the voluntarily setting aside and returning of those financial awards, even if awarded via court or arbitration rulings."

Background

Ideas toward improvement and creativity are often drawn from real life experiences. I am a current employee in the securities industry and happen to be a former employee of Morgan Stanley DW, Inc. (then known as Dean Witter Reynolds, Inc.) Being in an industry, which is dependent on honesty and integrity, firms in the financial services business need to further gain confidence with investors and the public, and further demonstrate a zero tolerance toward unethical, immoral, and illegal behavior. This is especially true in light of recent industry events and marketing tactics.

The proposal speaks for itself and is based on the truth. This proposal could be proposed by anyone with exposure to any securities firm. This proposal does not single out any one company and could very well be embraced by any financial institution. I would like to believe that stockholders and the Board of Directors at Morgan Stanley would embrace this proposal, take a leadership role, and set an example for the industry. It is from these experiences that motivates the above referenced proposal.

I did attempt to previously submit this proposal; however at that time Morgan Stanley disallowed it on a technical point...being that my shares were held in "street name" Vs. "book entry." (I still do not understand why that would make a difference, and am concerned that that tactic was fair. See letter from Mr. Donald G. Kempf, dated February 19, 2002.) I have since moved my shares into "book entry" shares and am now attempting the process again.

I believe this proposal has merit. As a result of this belief, I traveled to the 2003 Morgan Stanley Annual Meeting to at least present the proposal verbally. Morgan Stanley attempted to deny me the right and privilege to even make this proposal to the shareholders. I was very fortunate to be able to finally have the floor after writing to Mr. Martin P. Dunn, SEC. (See my letter dated March 31, 2003.) It was only then that the senior management at Morgan Stanley allowed my right to present the verbal proposal to the shareholders. There was NO argument against its merits!

Nothing in that proposal has changed, but without the benefit of having been able to present the proposal in the Proxy and in advance of the meeting, my proposal was defeated. Being defeated does NOT mean that one should be denied the opportunity to present the proposal again.

Material Interest

I am a Morgan Stanley common stockholder of 51 shares. In addition, I have fractional shares which are a result of dividend reinvestment. I do intend to continue to hold these shares of common stock through the date of the 2004 Annual Shareholders Meeting.

Please allow for this proposal to be included in the company's proxy statement for the 2004 Annual Meeting.

Very truly,

Gordon P. Knuth
1475 Cedarton Parkway
Grafton, WI 53024
H- 262-376-4989
W- 414-226-3056

Enclosures

EXHIBIT D

Donald G. Kempf, Jr.
Executive Vice President
Chief Legal Officer & Secretary

1585 Broadway
New York, New York
10036

phone 212 761 6321
fax 212 761 0331

Morgan Stanley

February 19, 2002

Via FedEx

Mr. Gordon P. Knuth
1475 Cedarton Parkway
Grafton, WI 53024

Re: Morgan Stanley Stockholder Proposal

Dear Gordon:

I received your December 17, 2001 letter notifying Morgan Stanley that you intend to present a proposal at the 2002 annual stockholders meeting. The meeting will be held at 11:30 AM local time on March 19, 2002 at Morgan Stanley's offices at 25 Cabot Square, Canary Wharf, London, England.

Section 2.07 of the Company's By-laws, a copy of which is enclosed, sets forth the requirements for stockholders intending to present proposals at the Company's annual stockholders meeting. Among other things, it requires that the stockholder be a stockholder of record when notice of the proposal is delivered to the Company Secretary. Your letter states that you own 2 shares of Morgan Stanley common stock. The records of the Company's transfer agent, Mellon Investor Services, indicate that on December 17 and on December 18 (the date I received your letter), you were not a record stockholder of Morgan Stanley common stock. Absent proof you were a record stockholder when I received your letter, the meeting chairman would rule that your proposal did not comply with the Company's By-law requirements for the proposal of business to be considered at the meeting. Accordingly, your proposal would be ruled out of order and no vote on it would be taken.

Finally, you requested "a written statement as to the company's policy toward shareholders to personally contact the directors on an individual basis regarding other future subject(s)." The Company's policy is to forward to directors correspondence it receives addressed to them.

Very truly yours,

Don Kempf

Donald G. Kempf, Jr.

Enclosure

March 31, 2003

Mr. Martin P. Dunn
Deputy Director
Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Morgan Stanley Shareholder Proposal

Dear Mr. Dunn,

This letter is written regarding the upcoming shareholder meeting of Morgan Stanley scheduled for Friday, April 11, 2003. I am also forwarding a copy of this letter to Mr. William J. O'Shaughnessy, Jr. and Mr. Donald G. Kempf, Jr. of Morgan Stanley. I have serious concerns that my written and timely request to present a shareholder proposal at this meeting will not be honored. I am asking for assurances that my rights as a common stock shareholder of Morgan Stanley not be violated.

A brief history is as follows: On December 17, 2001, I had written a request to present a shareholder proposal at the 2003 Annual Meeting of Morgan Stanley. As I common stock shareholder and according to company by-laws this request was made on a timely basis. (copy enclosed). Subsequently, on February 19, 2002 I received a letter from Mr. Kempf claiming that I am not a shareholder. (copy enclosed). I did provide evidence that I was in fact a common stock shareholder, but my request was still ignored. (enclosed is a copy of my proof of ownership of shares of Morgan Stanley common stock) I had written to your office to complain that I believe my shareholder rights were violated, but heard nothing. (Perhaps your office could investigate this violation)

Forward to this year and my desire to present my proposal to the shareholders at the 2003 shareholder meeting scheduled for this April 11, 2003...On October 8, 2002 I had forwarded a letter requesting that I be allowed to present a proposal and have said proposal to be included in the firm's Proxy statement. (copy included). On December 24, 2002 I received a letter from your office which included correspondence to and from Mr. O'Shaughnessy disallowing my proposal to be included in the firms Proxy Statement, at least for this year. I accept that decision for this year. However, my request to verbally present this proposal to the shareholders in person is still valid. In fact on November 21, 2002, I had followed up with a separate Certified Letter to Mr. Kempf requesting that I be allowed to present the proposal to the shareholders at the 2003 meeting. (copy enclosed).

When I received the Proxy materials for the 2003 shareholder meeting, my request does not seem to appear on the agenda. Subsequently, I have left messages with both Mr. Kempf and Mr. O'Shaughnessy seeking assurances that I be included on the agenda and am allowed to make my proposal to the shareholders on April 11, 2003. Thus far my telephone calls have not been returned, and I have no assurances that I will be included on the agenda and be allowed to present my proposal to the shareholders on April 11, 2003.

As a common stock shareholder and according to the company by-laws, I request to be allowed to present my shareholder proposal at the Morgan Stanley Shareholder meeting scheduled for April 11, 2003 and would like assurances that I will be included on the agenda.

I do plan to attend this meeting, and also look forward to the question and answer portion of the meeting.

Sincerely,

Gordon P. Knuth
1475 Cedarton Parkway
Grafton, WI 53024

H- 262-376-4989
W- 414-226-3056

Enclosures

Cc Mr. Donald G. Kempf, Jr.
Mr. William J. O'Shaughnessy, Jr.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 14, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Morgan Stanley
Incoming letter dated December 4, 2003

The proposal requests that that the board "adopt a written policy statement with a commitment to undue financial injustice(s) to any client(s), employees (current or former), and investors, which can be demonstrated to have occurred as a result of illegal, unethical, or immoral actions or inaction's [sic], on the part of any employees (past or present) of the firm, including actions resulting from dishonesty, untruthfulness, and perjury" and further clarifies that the policy include "the voluntary setting aside and returning of those financial awards, even if awarded via court or arbitration rulings."

There appears to be some basis for your view that Morgan Stanley may exclude the proposal under rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large. Accordingly, we will not recommend enforcement action to the Commission if Morgan Stanley omits the proposal from its proxy materials in reliance on rule 14a-8(i)(4). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Morgan Stanley relies.

Sincerely,

Grace K. Lee
Special Counsel